

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 1, 2010

By U.S. Mail and Facsimile (713) 599-1304

Mr. Joseph Rozelle
Chief Executive Officer
Action Acquisition Corp., et al
11200 Westheimer Road, Suite 508
Houston, TX 77042

**Re: Form 10-K/A for Fiscal Year Ended June 30, 2009 filed on February 23, 2010 by
        each of the following companies:
        Action Acquisition Corporation, File No. 0-52341
        Bering Growth Corporation, File No. 0-52348
        China Growth Corporation, File No. 0-52339
        Compass Acquisition Corporation, File No. 0-52347
        Global Growth Corporation, File No. 0-52342
        Juniper Growth Corporation, File No. 0-52344
        Lunar Growth Corporation, File No. 0-52340
        Pan Asian Corporation, File No. 0-52343
        Seven Seas Acquisition Corporation, File No. 0-52345
        Summit Growth Corporation. File No. 0-52346**

Dear Mr. Rozelle:

        We have reviewed your filings and have the following comment. Please address the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended June 30, 2009

Section 302 Certification, Exhibit 31.1

1.   We note that your certification did not conform to that in Item 601(b)(31) of Regulation
        S-K. In this regard, paragraph 4 did not include the introductory language regarding
        internal control over financial reporting and paragraph 4(b) was omitted. Please confirm
        to us in correspondence that you will conform your certifications to Item 601(b)(31) of
        Regulation S-K in future filings.

        Please respond to this comment through correspondence via EDGAR within 10 business
days or tell us when you will provide us with a response. Please furnish a letter that keys your
responses to our comment and provides any requested information. Detailed letter greatly
facilitates our review. Please understand that we may have additional comments after reviewing
your response to our comment.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Ryan Milne,
Accounting Branch Chief, at (202) 551-3688 if you have questions regarding these comments
and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services